UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

ENTERGY OPERATIONS, INC.
 ___________________________________________________________________
(Exact Name of Reporting Company)

A Subsidiary Service Company
________________________________________________________
        ("Mutual " or "Subsidiary")

Date of Incorporation June 6, 1990 If not Incorporated, Date of Organization  ______________ 9;

State or Sovereign Power under which Incorporated or Organized Delaware

Location of Principal Offices of Reporting Company 1340 Echelon Parkway, Jackson, Mississippi

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Mr. Nathan E. Langston    Senior VP, Chief Accounting Officer    P.O. Box 61000, New Orleans, La. 70161
                     (Name)                                                     (Title)                                                                         (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Entergy Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

      3. Period Covered by Report

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

      5. Money Amounts Displayed

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

      6. Deficits Displayed

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

      7. Major Amendments or Corrections

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart

The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2 OF 28 PAGES

ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Listing Of Schedules and Analysis of Accounts

3 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

Schedule I - Comparative Balance Sheets
(In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31,
		2004	2003
	SERVICE COMPANY PROPERTY

101	Service company property (Schedule II)	$12,889	$12,889
107	Construction work in progress (Schedule II)	2,989	2,906
120	Nuclear Fuel	107	-
	Total Property	15,985	15,795

108	Less accumulated provision for depreciation and amortization of service
	company property (Schedule III)	12,278	11,898
	Net Service Company Property	3,707	3,897

	INVESTMENTS

123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
	Total Investments	-	-

	CURRENT AND ACCRUED ASSETS

131	Cash	-	1
134	Special deposits	927	927
135	Working funds	39	153
136	Temporary cash investments (Schedule IV)	3,985	12,972
141	Notes receivable	1	-
143	Accounts receivable	115	6
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	9,072	4,842
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	3,636	363
171	Interest and Dividends Receivable	15	-
174	Miscellaneous current and accrued assets (Schedule VIII)	296	368
	Total Current and Accrued Assets	18,086	19,632

	DEFERRED DEBITS

181	Unamortized debt expense	3	3
182	Regulatory assets	5,560	5,258
184	Clearing accounts	(3,018)	(309)
186	Miscellaneous deferred debits (Schedule IX)	24,751	1,565
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	1,383	3,129
	Total Deferred Debits	28,679	9,646

	TOTAL ASSETS AND OTHER DEBITS	$50,472	$33,175

4 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

Schedule I - Comparative Balance Sheets
(In Thousands)

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31,
		2004	2003
	PROPRIETARY CAPITAL

201	Common stock issued (Schedule XI)	$5	$5
211	Miscellaneous paid-in-capital (Schedule XI)	995	995
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
	Total Proprietary Capital	1,000	1,000

	LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt	-	-
	Total Long-term Debt	-	-

	OTHER NON-CURRENT LIABILITIES

228	Accumulated provision for pensions & benefits and injuries & damages	3,085	2,586
	Total Other Non-current Liabilities	3,085	2,586

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	-	-
232	Accounts payable	29,648	4,877
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Accounts payable to associate companies (Schedule XIII)	589	13,674
236	Taxes accrued	-	717
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	520	-
242	Miscellaneous current and accrued liabilities (Schedule XIII)	-	-
	Total Current and Accrued Liabilities	30,757	19,268

	DEFERRED CREDITS

253	Other deferred credits	10,489	10,272
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	10,489	10,272

283	Accumulated deferred income taxes - other	5,141	49

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$50,472	$33,175

5 of 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004
(In Thousands)

Schedule II - Service Company Property

		Balance at		Retirements	Other	Balance at
		Beginning		or	Changes	Close of
	Description	of Year	Additions	Sales	(1)	Year

Service Company Property
Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	2,059		-	-	2,059
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	-	-	-	-	-
306	Leasehold Improvements	3,598	-	-	-	3,598
307	Equipment (2)	4,585	-	-	-	4,585
308	Office Furniture and Equipment	2,151	-	-	-	2,151
309	Automobiles, Other Vehicles
	and Related Garage Equipment	6	-	-	-	6
310	Aircraft and Airport Equipment	490	-	-	-	490
311	Other Service Company Property (3)	-	-	-	-	-
	SUB-TOTAL	12,889	-	-	-	12,889
107	Construction Work in Progress (4)	2,906	83	-	-	2,989
	TOTAL	$ 15,795	$ 83	$ -	$ -	$ 15,878

(1) Provide an explanation of those changes considered material:
	N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by sub-account of equipment additions during the year and the balance at the close of the year:

						Balance at
	Subaccount Description				Additions	Close of Year
307.02	Communications and Dispatch				$-	$1,597
307.03	Data Processing				-	2,988

				TOTAL	$ -	$4,585

(3) Describe other service company property:
	N/A

(4) Describe construction work in progress:
	Primarily computer equipment, computer software upgrades, and leasehold improvements.

6 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule III - Accumulated Provision for Depreciation and Amortization
of Service Company Property
(In Thousands)

		Balance at	Additions		Other	Balance at
		Beginning	Charged to		Changes Add	Close of
	Description	of Year	Account 403	Retirements	(Deduct) (1)	Year

Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	1,342	217	-	-	1,559
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	-	-	-	-	-
306	Leasehold Improvements	3,377	143	-	-	3,520
307	Equipment	4,562	3	-	-	4,565
308	Office Furniture and Fixtures	2,121	17	-	-	2,138
309	Automobiles, Other Vehicles
	and Related Garage Equipment	6	-	-	-	6
310	Aircraft and Airport Equipment	490	-	-	-	490
311	Other Service Company Property	-	-	-	-	-

	TOTAL	$ 11,898	$ 380	$ -	$ -	$ 12,278

(1) Provide an explanation of those changes considered material:
	N/A

7 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule IV - Investments

(In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124, "Other Investments," state each investment separately, with description including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 123 - Investment in Associate Companies	$ -	$ -

Account 124 - Other Investments	-	-

Account 136 - Temporary Cash Investments
Money Pool (See Note 3)	12,972	3,985

TOTAL	$ 12,972	$ 3,985

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies
(In Thousands)

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 146 - Accounts Receivable from Associate Companies
Money Pool Receivable (See Note 3)	$ 4,409	$ 1,137
Entergy Arkansas, Inc.	-	3,174
Entergy Louisiana, Inc.	-	2,725
Entergy New Orleans, Inc	-	214
Entergy Services, Inc.	433	56
Entergy Nuclear Operations, Inc.	-	25
System Energy Resources, Inc.	-	1,735
Entergy Nuclear Generation, Co.	-	3
Entergy Nuclear Nebraska, LLC	-	2
Other	-	1

TOTAL	$ 4,842	$ 9,072

		Total
Analysis of Convenience or Accommodation Payments:		Payments

		$ -

	TOTAL PAYMENTS	$ -

8 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule VI - Fuel Stock Expenses Undistributed
(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -

Summary:

N/A

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule VII - Stores Expense Undistributed
(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -

9 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule VIII - Miscellaneous Current and Accrued Assets
(In Thousands)
Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 174 - Miscellaneous Current and Accrued Assets
Unbilled Jobbing Orders	$ 275	$ 264
Real Estate Administration	46	(18)
External Audit Support	37	42
Other (2)	10	8

TOTAL	$ 368	$ 296

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule IX - Miscellaneous Deferred Debits
(In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 186 - Miscellaneous Deferred Debits
Employee Benefits Cost	$ -	$ 23,225
Minimum pension liability intangible asset	1,154	1,154
Convenience bills to Entergy Services, Inc.	397	596
Other (3)	14	(224)

TOTAL	$ 1,565	$ 24,751

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule X - Research, Development, or Demonstration Expenditures
(In Thousands)

Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 188 - Research, Development, or Demonstration Expenditures	$ -	$ -

TOTAL	$ -	$ -

10 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XI - Proprietary Capital

		Number of Shares	Par or Stated	Outstanding Close of Period
Account Number Class of Stock		Authorized	Value Per Share	No. of Shares	Total Amount
Account 201- Common Stock Issued		1,000	$ 5.00	1,000	$ 5,000

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

	Description				Amount

Account 211 - Miscellaneous Paid-in Capital					$ 995,000

Account 215 - Appropriated Retained Earnings					-

				TOTAL	$ 995,000

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.

		Balance at	Net Income	Dividends	Balance at
Description		Beginning of Year	-or (loss)	Paid	Close of Year

Account 216 - Unappropriated Retained Earnings		$ -	$ -	$ -	$ -

	TOTAL	$ -	$ -	$ -	$ -

11 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XII - Long-Term Debt
(In Thousands)

Instructions:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	Terms of Obligation				Balance at			Balance at
	Class & Series	Date of	Interest	Amount	Beginning			Close
Name of Creditor	of Obligation	Maturity	Rate	Authorized	of Year	Additions	Deductions(1)	of Year

Account 223 - Advances from
Associate Companies:				$ -	$ -	$ -	$ -	$ -

Account 224 - Other Long-Term Debt:				-	-	-	-	-

TOTAL				$ -	$ -	$ -	$ -	$ -

(1) Give an explanation of Deductions:

N/A

12 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ending December 31, 2004

Schedule XIII - Current and Accrued Liabilities
(In Thousands)

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 234 - Accounts Payable to Associate Companies
Entergy Corporation	$ 169	$ 279
Entergy Arkansas, Inc.	4,624	15
Entergy Gulf States, Inc.	2,871	112
Entergy Louisiana, Inc.	2,965	55
Entergy Mississippi, Inc.	-	5
Entergy Services, Inc.	-	46
System Energy Resources, Inc.	3,045	32
Entergy Nuclear Operations, Inc.	-	37
Entergy Nuclear Generation, Co.	-	3
Entergy Nuclear Nebraska, LLC	-	5
Other	-	-

TOTAL	$ 13,674	$ 589

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 13 (2) through 13 (11).

13 OF 28 PAGES (1)

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XIV - Notes To Financial Statements

NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River Bend), Waterford Steam Electric Generating Station Unit No. 3 (Waterford 3), and Grand Gulf Steam Electric Generating Station Unit 1 (Grand Gulf 1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retain their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts may be reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement basis and tax basis of assets, liabilities, and loss carryforwards. Temporary differences are recorded based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

Entergy Operations joins its parent and most of the other Entergy Corporation subsidiaries in filing a consolidated federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

NOTE 2.    INCOME TAXES

Deferred income tax assets (liabilities) are comprised of the following at December 31, 2004 and 2003 (in thousands):
	2004	2003
Deferred Tax Assets:
Deferred compensation	$ -	$ 1,415,372
Pant-related basis differerences	78,908	510,813
State Income Taxes	9,617	-
Operating reserves	-	238,962
Contributions	173,352	-
Pension and benefits (OPEB) reseves	1,120,732	964,126
Total	1,382,609	3,129,273

Deferred Tax Liabilities:
Operating reserves	(4,145)	-
Contributions	(5,137,101)	(49,396)
Total	(5,141,246)	(49,396)

The benefit associated with these deferred tax assets has been or is expected to be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the utilization of the tax benefit on the Entergy Corporation consolidated return.

Entergy Operations' effective income tax rate was 100% in 2004 and 2003 compared to the current federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 2004 and 2003 consisted of the following:
	2004	2003
Current:
Federal	($5,541,053)	($39,857)
State	(1,149,619)	20,466
Total	(6,690,672)	(19,391)

Deferred:
Federal	5,666,385	(26,270)
State	1,171,859	(40,278)
Total	6,838,244	(66,548)

Total income tax expense (benefit)	$147,572	($85,939)

NOTE 3.    LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

Entergy Operations has SEC authorization, through November 30, 2007, to effect short-term borrowings from Entergy Corporation in an aggregate amount of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 2004 and 2003.

Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above. Entergy Operations made no borrowings from the Money Pool during 2004 and 2003.

NOTE 4.    OPERATING LEASES

Total rent expense for 2004 and 2003 was $1.4 million and $2.7 million, respectively. As of December 31, 2004, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space and computer equipment as follows (in thousands):
Minimum lease payments

2005	$2,359
2006	1,734
2007	1,775
2008	1,819
2009	1,864
Years Thereafter	2,891
Total	$12,442

NOTE 5.    EMPLOYEE BENEFITS

Employee Benefit Plans

Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity Plan). The Equity Plan grants stock options, equity awards, and incentive awards to key employees. The costs of equity and incentive awards are charged to income over the period of the grant or restricted period, as appropriate. In 2003, certain employees of Entergy Operations became employees of other Entergy subsidiaries. The costs of equity and incentive awards for these employees were transferred to the respective Entergy subsidiaries and credited to Entergy Operations. Amounts charged/(credited) to compensation expense were $704,277and ($2,274,405) in 2004 and 2003, respectively.

Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan) upon meeting certain eligibility requirements. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. Through January 31, 2004, the Savings Plan provided that the employing Entergy subsidiary:

    make matching contributions to the Savings Plan in an amount equal to 75% of the participants' basic contributions, up to 6% of their eligible earnings, in shares of Entergy Corporation common stock if the employees direct their company-matching contribution to the purchase of Entergy Corporation's common stock; or

    make matching contributions in the amount of 50% of the participants' basic contributions, up to 6% of their eligible earnings, if the employees direct their company-matching contribution to other investment funds.

Effective February 1, 2004, the employing Entergy subsidiary made matching contributions to the Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings. The 70% match is allocated to investments as directed by the employee. Entergy Operations contributed $7.3 million and $7.6 million in 2004 and 2003, respectively, to the Savings Plan.

Retirement and Other Postretirement Benefit Plans

Eligible employees of Entergy Operations currently are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees currently may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

Eligible employees of Entergy Operations participate in the: "Entergy Corporation Retirement Plan for Non-Bargaining Employees." This pension plan is noncontributory and provides pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plan include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.

Entergy Operations total pension and other postretirement costs, including capitalized amounts, included the following components (in thousands):
	Pension		Other Postretirement Benefits
	2004	2003	2004	2003
Service cost	$522	$504	$147	$209
Interest cost	1,373	1,583	244	232
Expected return on assets	(1,363)	(1,754)	-	-
Amortization of transition asset	(278)	(278)	2	26
Amortization of prior service cost	55	55	(67)	(27)
Recognized net (gain)/loss	80	-	161	173
Curtailment loss	-	(205)	-	402
Special termination benefits	-	126	-	116
Net pension costs	$389	$31	$487	$1,131

	Pension		Other Postretirement Benefits
	2004	2003	2004	2003

Change in Projected Benefit Obligation (PBO)/Accumulated Postretirement Obligation (APBO)
Balance at beginning of year	$26,610	$26,926	$4,287	$3,403
Service cost	522	503	147	209
Interest cost	1,373	1,583	244	232
Plan amendments (a)	-	-	(254)	(774)
Plan participant contributions	-	-	1,083	25
Actuarial (gain)/loss	(3,400)	(1,119)	(286)	656
Benefits paid	(522)	(1,179)	(859)	11
Curtailments	-	(230)	-	409
Special termination benefits	-	126	-	116
Balance at end of year	$24,583	$26,610	$4,362	$4,287

Change in Plan Assets
Fair value of assets at beginning of year	$19,458	$19,004	$-	$-
Actual return on plan assets	(3,118)	1,633	-	-
Employer contributions	398	-	(224)	(36)
Plan participant contributions	-	-	1,083	25
Benefits paid	(522)	(1,179)	(859)	11
Fair value of assets at end of year	$16,216	$19,458	$-	$-

Funded status	($8,367)	($7,152)	($4,362)	($4,287)

Amounts not yet recognized in the balance sheet
Unrecognized transition (asset)/obligation	(241)	(519)	16	18
Unrecognized prior service cost	472	527	(566)	(379)
Unrecognized net (gain)/loss	9,385	8,384	2,158	2,605
Prepaid/(accured) cost	$1,249	$1,240	($2,754)	($2,043)

Amounts recognized in the balance sheet:
Accrued pension liability	$1,249	$1,240
Additional minimum pension liability	(6,714)	(6,411)
Intangible asset	645	1,154
Regulatory asset	6,069	5,257
Net amount recognized	$1,249	$1,240

(a) Reflects other postretirement benefit plan design changes, including a change in the participation assumptions for non-bargaining employees effective August 1, 2003.

Pension and Other Postretirement Plans' Assets

Entergy's pension and postretirement plans weighted-average asset allocations by asset category at December 31, 2004 and 2003 are as follows:

	Pension		Postretirement
	2004	2003	2004	2003

Domestic Equity Securities	46%	56%	38%	37%
International Equity Securities	21%	14%	14%	0%
Fixed-Income Securities	31%	28%	47%	60%
Other	2%	2%	1%	3%

Entergy's trust asset investment strategy is to invest the assets in a manner whereby long-term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization study, Entergy formulates assumptions (or hires a consultant to provide such analysis) about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period.

The optimization analysis utilized in Entergy's latest study produced the following approved asset class target allocations.

	Pension	Postretirement

Domestic Equity Securities	45%	37%
International Equity Securities	20%	14%
Fixed-Income Securities	31%	49%
Other (Cash and GACs)	4%	0%

These allocation percentages combined with each asset class' expected investment return produced an aggregate return expectation for the five years following the study of 7.6% for pension assets, 5.4% for taxable postretirement assets, and 7.2% for non-taxable postretirement assets. These returns are not inconsistent with Entergy's disclosed expected pre-tax return on assets of 8.50% over the life of the respective liabilities.

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage to targets:

	Pension	Postretirement

Domestic Equity Securities	45% to 55%	32% to 42%
International Equity Securities	15% to 25%	9% to 19%
Fixed-Income Securities	25% to 35%	44% to 54%
Other	0% to 10%	0% to 5%

Accumulated Pension Benefit Obligation and Accumulated Postretirement Benefit Obligation

Entergy Operations' accumulated pension benefit obligation as December 31, 2004 and 2003 was $22.3 million and $24.4 million, respectively. Entergy Operations' accumulated postretirement benefit obligation as of December 31, 2004 and 2003 was $4.4 million and $4.3 million, respectively.

Estimated Future Benefit Payments

Based upon the assumptions used to measure the Entergy Operation's pension and postretirement benefit obligation at December 31, 2004, and including pension and postretirement benefits attributable to estimated future employee service, Entergy Operations expects that pension and other postretirement benefits to be paid over the next ten years are as follows:

	Estimated Future Pension Benefits Payments	Estimated Future Other Postretirement Benefits Payments

Year(s)
2005	$ 510	$ 259
2006	$ 512	$ 249
2007	$ 516	$ 264
2008	$ 524	$ 275
2009	$ 537	$ 290
2010 - 2014	$ 3,070	$1,604

Contributions

In 2005, Entergy Operations expects to contribute $1.1 million to pension plans and $0.3 million to other postretirement plans.

Additional Information

In 2004, the additional minimum pension liability at Entergy Operations was $6.7 million. The related regulatory asset was $6.1 million and the related intangible asset was $0.6 million. There was no effect on other comprehensive income for Entergy Operations.

Actuarial Assumptions

The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 10.0% for 2005, gradually decreasing each successive year until it reaches 4.5% in 2011 and beyond.  A one percentage-point increase in the assumed health care cost trend rate for 2004 would have increased the APBO by $0.4 million and increased the sum of the service cost and interest cost by $0.05 million.  A one percentage-point decrease in the assumed health care cost trend rate for 2004 would have decreased the APBO by $0.4 million and decreased the sum of the service cost and interest cost by $0.05 million.

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO for 2004, 2003, and 2002 were as follo
	2004	2003	2002
Weighted-average discount rate:
Pension	6.00%	6.25%	6.75%
Other postretirement	6.00%	6.71%	6.75%
Weighted-average rate of increase in future compensation levels	3.25%	3.25%	3.25%
Expected long-term rate of return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.50%	8.75%	8.75%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2004, 2003, and 2002 were as follows:
	2004	2003	2002

Weighted-average discount rate
Pension	6.25%	6.75%	7.50%
Other postretirement	6.71%	6.75%	7.50%
Weighted-average rate of increase in future compensation levels	3.25%	3.25%	4.60%
Expected long-term rate of return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.75%	8.75%	9.00%

Entergy Operations's remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years ending in 2005, and its SFAS 106 transition obligation is being amortized over 20 years ending in 2012.

Voluntary Severance Program

During 2003, Entergy Operations offered a voluntary severance program to certain groups of employees. As a result of this program, Entergy Operations recorded (including amounts capitalized) a curtailment gain of $0.2 million and a special termination loss of $0.1 million. These amounts are included in the net pension cost and net postretirement benefit cost for the year ended December 31, 2003.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. The Act introduces a prescription drug benefit under Medicare (Part D), starting in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D. At December 2003, specific authoritative guidance on the accounting for the federal subsidy was pending. As allowed by Financial Accounting Standards Board Staff Position No. FAS 106-1, Entergy elected to record an estimate of the effects of the Act in accounting for its postretirement benefit plans at December 31, 2003, under SFAS 106 and in providing disclosures required by SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. At December 31, 2003, based on actuarial analysis of prescription drug benefits, estimated future Medicare subsidies were expected to reduce the December 31, 2003 Accumulated Postretirement Benefit Obligation for Entergy consolidated by $56 million. For the year ended December 31, 2003 the impact of the Act on net postretirement benefit cost was immaterial, as it reflected only one month's impact of the Act.

In 2004, Entergy continued to record an estimate of the effects the Act in accounting for its postretirement benefit plans. In mid 2004, the Financial Accounting Standards Board issued Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which was effective for Entergy's June 30, 2004 interim reporting.

In August 2004, the Centers for Medicare and Medicaid Services issued proposed regulations to implement the new Medicare law. A ruling from the Centers for Medicare and Medicaid Services was issued in late January 2005 with final guidance expected later this year.

The actuarially estimated effect of future Medicare subsidies for Entergy Operations' employees for is projected to be as follows:

Increase (Decrease) (In Thousands)

Impact on 12/31/2003 APBO	($179)
Impact on 12/31/2004 APBO	($860)
Impact on 2004 other postretirement benefit cost	($132)

NOTE 6.    TRANSACTIONS WITH AFFILIATES

Entergy Operations has been authorized, pursuant to certain operating agreements, to act as an agent for the Companies in the operation, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1. In return, the Companies pay directly or reimburse Entergy Operations for the costs associated with operating those units. In 2004 and 2003, Entergy Operations was paid or reimbursed a total of $361.7 million and $518.2 million, respectively, from ANO, River Bend, Waterford 3, and Grand Gulf 1 for the costs associated with operating those units.

Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $18.3 million in 2004 and $59.4 million in 2003 with the Companies reimbursing Entergy Operations for their respective portions.

NOTE 7.    OTHER DEFERRED CREDITS

Other deferred credits (Account 253) consist principally of accrued pension and postretirement benefit liabilities and long-term incentive compensation liabilities in both 2004 and 2003.

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XV - Comparative Income Statements
(In Thousands)

Account	Description	Current Year	Prior Year

	INCOME

457	Services rendered to associate companies	$ 368,231	$ 726,827
458	Services rendered to nonassociate companies	-	-
	TOTAL INCOME	368,231	726,827

	EXPENSES - Income Statement

403-404	Depreciation and amortization expense	380	259
408	Taxes other than income taxes	15,018	37,337
409	Income taxes	(6,691)	338
410-411	Provision for deferred income taxes	6,838	(350)
419	Interest and dividend income	(139)	-
421	Miscellaneous nonoperating loss	-	(606)
426.1	Donations	-	832
426.3	Penalties	1	45
426.4	Civic, political, and related activities	1	496
426.5	Other deductions	20	147
430	Interest on debt to associate companies	(35)	184
431	Other interest expense	4	1,721
500-557	Power production	225,487	431,942
560-598	Transmission and distribution expenses	-	-
901-905	Customer accounts	-	-
906-917	Customer service and information	-	15
920	Salaries and wages	1,131	10,913
921	Office supplies and expenses	24	1,442
923	Outside services employed	240	6,258
924	Property insurance	7	(1,170)
925	Injuries and damages	1,092	2,161
926	Employee pensions and benefits	67,187	70,286
928	Regulatory commission expenses	237	958
930.1	General advertising expenses	-	9
930.2	Miscellaneous general expenses	18	(48)
931	Rents	29	2,748
935	Maintenance of general plant	1	1,106
	TOTAL EXPENSES - Income Statement	310,850	567,023

	EXPENSES - Balance Sheet

107EXP	Construction work in progress	30,760	160,581
154EXP	General inventory	-	15,245
163EXP	Stores expense undistributed	-	3,173
165EXP	Prepaid expense	-	(2,372)
174EXP	Miscellaneous current and accrued expense	-	(10,704)
184EXP	Other expenses	26,621	(6,119)
	TOTAL EXPENSES - Balance Sheet	57,381	159,804
	NET INCOME (LOSS)	$ -	$ -

14 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Analysis of Billing - Associate Companies - Account 457
(In Thousands)

	Direct	Indirect	Compensation	Total
	Costs	Costs	For Use	Amount
Name of Associate Company	Charged	Charged	of Capital	Billed
	457	457-2	457-3

Entergy Arkansas, Inc. (Arkansas Nuclear One)	$120,014	$8,784	$ -	$128,798

System Energy Resources, Inc.	72,771	8,698	-	81,469
(Grand Gulf Nuclear Station) (1)

Entergy Gulf States, Inc. (River Bend Nuclear Station)	73,809	8,684	-	82,493

Entergy Louisiana, Inc. (Waterford 3 Nuclear Station)	66,714	8,686	-	75,400

Entergy Services, Inc.	4	-	-	4

Entergy Corporation	47	-	-	47

Deferred	20	-	-	20

TOTAL	$333,379	$34,852	$ -	$368,231

(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.

15 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Analysis of Billing - Nonassociate Companies - Account 458
(In Thousands)

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

	Direct	Indirect	Compensation		Excess	Total
	Cost	Cost	For Use	Total	Or	Amount
Name of Nonassociate Company	Charged	Charged	of Capital	Cost	Deficiency	Billed
	458-1	458-2	458-3		458-4

	$ -	$ -	$ -	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -	$ -	$ -	$ -

16 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service - Associate And Nonassociate Companies
(In Thousands)

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total
403-404	Depreciation and amortization expense	$ -	$ 380	$ 380	$ -	$ -	$ -	$ -	$ 380	$ 380
408	Taxes other than income taxes	15,513	(495)	15,018	-	-	-	15,513	(495)	15,018
409	Income taxes	(6,691)	-	(6,691)	-	-	-	(6,691)	-	(6,691)
410-411	Provision for deferred income taxes	6,838	-	6,838	-	-	-	6,838	-	6,838
419	Interest and dividend income	(62)	(77)	(139)	-	-	-	(62)	(77)	(139)
426.3	Penalties	-	1	1	-	-	-	-	1	1
426.4	Civic, political, and related activities	-	1	1	-	-	-	-	1	1
426.5	Other deductions	4	16	20	-	-	-	4	16	20
454	Rent from electric property	-	-	-	-	-	-	-	-	-
500-557	Power production	215,371	10,116	225,487	-	-	-	215,371	10,116	225,487
560-598	Transmission and distribution expenses	-	-	-	-	-	-	-	-	-
901-905	Customer accounts	-	-	-	-	-	-	-	-	-
920	Salaries & wages	388	743	1,131	-	-	-	388	743	1,131
921	Office supplies and expenses	7	17	24	-	-	-	7	17	24
923	Outside services employed	-	240	240	-	-	-	-	240	240
924	Property insurance	-	7	7	-	-	-	-	7	7
925	Injuries and damages	304	788	1,092	-	-	-	304	788	1,092
926	Employee pensions and benefits	45,332	21,855	67,187	-	-	-	45,332	21,855	67,187
928	Regulatory commission expenses	155	82	237	-	-	-	155	82	237
930.2	Miscellaneous general expenses	3	15	18	-	-	-	3	15	18
931	Rents	-	29	29	-	-	-	-	29	29
935	Maintenance of general plant	-	1	1	-	-	-	-	1	1
107EXP	Construction work in progress	30,339	421	30,760	-	-	-	30,339	421	30,760
184EXP	Other expenses	25,877	744	26,621	-	-	-	25,877	744	26,621
	TOTAL EXPENSES	333,378	34,884	368,262	-	-	-	333,378	34,884	368,262
	Compensation for use of Equity Capital
430	Interest on debt to associate companies	-	(35)	(35)	-	-	-	-	(35)	(35)
431	Other interest expense	-	4	4	-	-	-	-	4	4
	TOTAL COST OF SERVICE	$333,378	$34,853	$368,231	$ -	$ -	$ -	$333,378	$34,853	$368,231

17 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function
(In Thousands)
Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		Total Directs & Indirects	Total Directs	Department or Service Function
				Overhead	Operations Support	VP Operations ANO	VP Operations GGNS	VP Operations River Bend	VP Operations W-3
Account	Description of Items
403-404	Depreciation and amortization expense	$ 380	$ -	$ -	$ -	$ -	$ -	$ -	$ -
408	Taxes other than income taxes	15,018	15,513	285	660	4,946	3,282	3,173	3,167
409	Income taxes	(6,691)	(6,691)	(6,691)	-	-	-		-
410-411	Provision for deferred income taxes	6,838	6,838	6,838	-	-	-		-
419	Interest and dividends	(139)	(62)	(62)	-	-	-		-
426.3	Penalties	1	-	-	-	-	-	-	-
426.4	Civic, political, and related activities	1	-	-	-	-	-	-	-
426.5	Other deductions	20	4	-	4	-		-	-
454	Rent from electric property	-	-	-	-	-	-	-	-
500-557	Power production	225,487	215,371	10,607	12,546	64,874	43,383	42,077	41,884
560-598	Transmission and distribution expenses	-	-	-	-	-	-	-	-
901-905	Customer accounts	-	-	-	-	-	-	-	-
920	Salaries & wages	1,131	388	355	-	29	10	1	(7)
921	Office supplies and expenses	24	7	-	-	-	-	1	6
923	Outside services employed	240	-	-	-	-	-	-	-
924	Property insurance	7	-	-	-	-	-	-	-
925	Injuries and damages	1,092	304	-	304	-	-	-	-
926	Employee pensions and benefits	67,187	45,332	2,914	1,906	13,562	9,161	8,904	8,885
928	Regulatory commission expenses	237	155	-	151	-		4	-
930.2	Miscellaneous general expenses	18	3	(28)	8	15	-	-	8
931	Rents	29	-	-	-	-	-	-	-
935	Maintenance of general plant	1	-	-	-	-	-	-	-
107EXP	Construction work in progress	30,760	30,339	-	1,321	-	28,474	544	-
184EXP	Other expenses	26,621	25,877	-	991	-	24,870	16	-
	TOTAL EXPENSES	368,262	333,378	14,218	17,891	83,426	109,180	54,720	53,943
	Compensation for use of Equity Capital
430	Interest on debt to associate companies	(35)	-	-	-	-	-	-	-
431	Other interest expense	4	-	-	-	-	-	-	-
	TOTAL COST OF SERVICE	$ 368,231	$ 333,378	$ 14,218	$ 17,891	$83,426	$ 109,180	$ 54,720	$ 53,943

18 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function
(In Thousands)

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		Total Indirects	Department or Service Function
			Overhead	Operations Support	VP Operations ANO	VP Operations GGNS	VP Operations River Bend	VP Operations W-3
Account	Description of Items
403-404	Depreciation and amortization expense	$ 380	$ 380	$ -	$ -	$ -		$ -
408	Taxes other than income taxes	(495)	(993)	458	8	28	3	1
409	Income taxes	-	-	-	-	-	-	-
410-411	Provision for deferred income taxes	-	-	-	-	-	-	-
419	Interest and dividends	(77)	(77)	-	-	-	-	-
426.3	Penalties	1	1	-	-	-		-
426.4	Civic, political, and related activities	1	-	1	-		-	-
426.5	Other deductions	16	-	16	-		-	-
454	Rent from electric property	-	-	-	-	-	-	-
500-557	Power production	10,116	149	9,312	67	574	5	9
560-598	Transmission and distribution expenses	-	-	-	-	-	-	-
901-905	Customer accounts	-	-	-	-	-	-	-
920	Salaries & wages	743	711	(2)	34	-	-	-
921	Office supplies and expenses	17	16	1	-	-	-	-
923	Outside services employed	240	247	(7)	-	-	-	-
924	Property insurance	7	7	-	-	-	-	-
925	Injuries and damages	788	743	45	-	-	-	-
926	Employee pensions and benefits	22,855	21,191	1,570	8	84	1	1
928	Regulatory commission expenses	82	-	82	-	-	-	-
930.2	Miscellaneous general expenses	15	1	9	5	-	-	-
931	Rents	29	29	-	-	-	-	-
935	Maintenance of general plant	1	1	-	-	-	-	-
107EXP	Construction work in progress	421	107	311	1	1	1	-
184EXP	Other expenses	744	6	738	2	(1)	(1)	-
	TOTAL EXPENSES	35,884	22,519	12,534	125	686	9	11
	Compensation for use of Equity Capital
430	Interest on debt to associate companies	(35)	(35)	-	-	-	-	-
431	Other interest expense	4	1	3	-	-	-	-
	TOTAL COST OF SERVICE	$ 35,853	$ 22,485	$ 12,537	$ 125	$ 686	$ 9	$ 11

19 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Departmental Analysis of Salaries
(Dollars in Thousands)

	Departmental Salary Expense
Name of Department		Included in Amounts Billed to:			Number of
Indicate each department	Total	Parent	Other	Non	Personnel
or service function	Amount	Company	Associates	Associates	End of Year

Human Resources	$751	-	$751	-	12
Nuclear	252,179	-	252,179	-	2,723
Overhead	21,501	-	21,501	-	-

TOTAL	$274,431		$274,431		2,735

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Outside Services Employed
(In Thousands)
Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

				Relationship
				"A" - Associate
				"NA" - Non
From Whom Purchased		Address		Associate	Amount

See pages 20 (2) through 20 (3).

20 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Outside Services Employed
(In Thousands)

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount

Outside Services - Legal

KENRICH GROUP		NA	116
SHAW PITTMAN POTTS & THROWBRIDGE		NA	53
SKADDEN ARPS SLATE MEAGHER & FLOM		NA	41
WINSTON & STRAWN		NA	245
WISE CARTER CHILD & CARAWAY		NA	436
OTHER LEGAL SERVICES <$25,000 (8)		NA	49

		Subtotal	940

Outside Services - Professional Contract Services

EDWARDS CONSULTING LLC		NA	96
J HOWARD & ASSOC INC		NA	40
JOSEPH L BLOUNT		NA	81
LESLIE JAMES CONSULTING SERVICES		NA	36
LION CONSULTING INC		NA	38
MANAGEMENT ASSOC RESULTS INC		NA	30
RHR INTL CO		NA	43
SILVER RUN CONSULTING		NA	93
WACKENHUT CORP		NA	148
WESTINGHOUSE ELECTRIC CO LLC		NA	228
OTHER PROFESSIONAL CONTRACT SERVICES <$25,000 (52)		NA	291

		Subtotal	1,124

Outside Services - Nuclear

ENTERGY AR		A	26
STONE & WEBSTER CONSTRUCTION CO INC		NA	296
OTHER NUCLEAR SERVICES <$25,000 (4)		NA	(33)

		Subtotal	289

Outside Services - Design Engineering

STRUCTURAL INTEGRITY ASSOC		NA	59
COMENSURA INC		NA	123
OTHER DESIGN ENGINEERING <$25,000 (3)		NA	20

		Subtotal	202

20 OF 28 PAGES (2)

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Outside Services Employed
(In Thousands)

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount

Outside Services - Other

AMCHAR WHOLESALE INC		NA	36
SAIA ELECTRIC CORP		NA	39
ROSS TECHNOLOGY CORP		NA	40
LONE STAR SAFETY & SUPPLY		NA	43
STUDSVIK OF AMERICA		NA	44
GE ION TRACK		NA	52
PHOENIX DISTRIBUTORS		NA	62
IDDEAL CONCEPTS INC		NA	65
NORMENT SECURITY GROUP		NA	68
L JOSEPH CALLAN		NA	73
STRUCTURAL INTEGRITY ASSOC		NA	86
NUCLEAR ENERGY INSTITUTE		NA	86
PARSONS POWER GROUP		NA	103
REXEL SUMMERS ELECTRICAL &		NA	133
DP ENGINEERING		NA	180
PRECISION SURVEILLANCE CORP		NA	198
ENERCON SERVICES INC		NA	476
KIRBY SPECIALTIES CORP		NA	650
FRAMATOME ANP INC		NA	3,832
OTHER SERVICE <$25,000 (48)		NA	1,780

		Subtotal	8,046
		TOTAL	$10,601

20 OF 28 PAGES (3)

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Employee Pensions and Benefits
(In Thousands)
Instructions:
Provide a listing of each pension plan and benefit program provided by the service company.
Such listing should be limited to $25,000.

Description			Amount

Medical & Other Benefits Under Flex Benefit Programs			$24,150
FAS 106 OPEBS			23,761
Pension Plan			14,154
Savings Plan			8,396
Post Retirement Plan Payments			(835)
Employee Meetings/Functions/Awards			56
Educational Reimbursement			51
Other			22
		TOTAL	$69,755

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

General Advertising Expenses
(In Thousands)

Instructions:
Provide a listing of the amount included in "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee		Amount
			$ -

		TOTAL	$ -

21 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Miscellaneous General Expenses
(In Thousands)

Instructions:
Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description		Amount

Payroll		($1)
Employee Expenses		29
Industry Association Dues/Corporate Memberships		2,773
Other Corporate Expenses		225

	TOTAL	$3,026

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Rents
(In Thousands)

Instructions.
Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property		Amount

Building and Property		$546
Equipment and Facilities		121
Computer Hardware		88
Computer Software		667

	TOTAL	$1,422

22 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Taxes Other Than Income Taxes
(In Thousands)

Instructions:
Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S.Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax		Amount

OTHER THAN U.S. GOVERNMENT TAXES:
Property Taxes		$26
Unemployment Taxes		177
Other Taxes		(191)

SUBTOTAL		12

U.S. GOVERNMENT TAXES:
FICA		18,588
Unemployment Taxes		178

SUBTOTAL		18,766

	TOTAL	$18,778

23 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Donations
(In Thousands)
Instructions:
Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation		Amount
$ -

		TOTAL	$ -

24 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Other Deductions
(In Thousands)

Instructions:
Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee	Amount

Coordinate community relations and educational services	PARTYSIST	$265
	C&G Transportation	208
	W New Orleans Hotel	2,878
	London Livery Ltd.	927
	Joel's Grand Cuisine	329
	Miscellaneous Income Deduction	(380)

Coordination Donations	MS Minority Business Alliance, Inc.	3,500

Employee Relations	Cedant Mobility	12,534

	TOTAL	$20,261

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13 (2) through 13 (11).

25 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Organization Charts

Chief Executive Officer - Entergy Operations, Inc.

        President - EOI

                    Chief Operating Officer (EOI - Regulated Nuclear Operations)

VP Operations W-3
VP Operations ANO
VP Operations River Bend
VP Operations GGNS
VP Operations Support
VP Engineering

26 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, man hours worked, and number of pressurized water reactor units. These expenses are allocated using expense work orders which have a fixed allocation method assigned. The allocation methodologies are set forth in the Operating Agreements approved by the Commission's order dated June 5, 1999 (HCAR No. 25100), as amended pursuant to the "60 day letter" process.

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2004

Annual Statement of Compensation for Use of Capital Billed

- None -

27 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                                                                      Entergy Operations, Inc.
                                                                                                 (Name of Reporting Company)

                                                                                                          By:                     /s/ Nathan E. Langston
                                                                                                    (Signature of Signing Officer)

                                                                                Nathan E. Langston
                                                                                Senior Vice President and Chief Accounting Officer
                                                                                (Printed Name and Title of Signing Officer)

Date: April 22, 2005

28 OF 28 PAGES